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                              May 31, 2024

       Fu-Feng Kuo
       Chief Executive Officer
       Jyong Biotech Ltd.
       23F-3, No. 95, Section 1, Xintai 5th Road
       Xizhi District, New Taipei City
       Taiwan, 221

                                                        Re: Jyong Biotech Ltd.
                                                            Amendment No. 1 to
Registration Statement on Form F-1
                                                            Filed May 8, 2024
                                                            File No. 333-277725

       Dear Fu-Feng Kuo:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our April 4, 2024 letter.

       Amendment No. 1 to Registration Statement on Form F-1

       Prospectus Summary
       Overview, page 1

   1. We note your disclosure that PCP is the same drug as MCS-2, and that you relied on the safety and tolerability
profile observed in the MCS-2 Phase II clinical trial and proceeded directly to a Phase II
trial. Please clarify that you were relying on the safety and tolerability profile of
MCS-2 with API-1, which is no longer available. Explain why you believe it is
appropriate to indicate that PCP is in Phase II, when the data you are relying on for safety and
tolerability information is based on a trial conducted using a different active pharmaceutical
ingredient. Clarify whether you have had discussions with the
                                                        Taiwan regulator about
the substitution of API-2 for API-1 in MCS-2 and PCP.
 Fu-Feng Kuo
FirstName  LastNameFu-Feng Kuo
Jyong Biotech Ltd.
Comapany
May        NameJyong Biotech Ltd.
     31, 2024
May 31,
Page 2 2024 Page 2
FirstName LastName
2. Please clarify whether MCS-2-US-a and MCS-2-TWN-a were pivotal or open label extension studies.
3. We note your response to our prior comment 3, please provide us with copies of all correspondence with the FDA since submitting your meeting request to the FDA on April
         14, 2023 and continue to update your disclosure to the extent you engage in material discussions with the FDA related to the development of your product candidates.
4. We note your response to prior comment 4 and reissue in part. You state that the FDA informed you that the information you provided about API-2 was not sufficient to demonstrate comparability to API-1 "including with respect to a statistically significant difference between MCS-2 and placebo in the primary efficacy endpoint in a clinical study." Please identify the clinical study indicating the statistical difference between
         MCS-2 and the placebo and clarify whether it was a Phase III pivotal trial.

         Further, discuss the purpose of assessing the comparability of API-2 to API-1 on individual studies. We note the FDA considers MCS-2 API-2 to be an entirely new drug.
         Additionally, we note the FDA commented it will need more information related to how you would demonstrate comparability between API-1 and API-2. Please explain why this information is necessary, are you trying to continue to rely on data from trials using MCS-
         2 API-1 or are you continuing to try to demonstrate that API-2 is comparable to API-1, such that all of the prior trials can be used to support a new NDA? Generally, the assumption is that MCS-2 API-2 is an entirely new drug would mean that it would be developed without the need to demonstrate comparability to MCS-2
API-1.
5. In response to prior comment 5 you state that you conducted four Phase III clinical trials for MCS-2 using API-1 in the U.S. and Taiwan, that one pivotal Phase III clinical trial in the U.S. failed to show a difference between treatment groups for the primary efficacy endpoint in the intent-to-treat population, and that you will not conduct new Phase III trial using API-1. Additionally, we note that the FDA had concerns regarding the reported efficacy results of MCS-2-TWN-a and your prior acknowledgement that had you not withdrawn your NDA, the substantive issues would have prevented the agency from approving the NDA. For these reasons, it is not appropriate to include the product candidate in your pipeline table, which indicates it continues to be part of our pipeline, without indicating that the clinical work has not been completed. The disclosure in the notes under the table indicating that one Phase III trial failed and another one yielded questionable results does not mitigate the fact that your table depicts a scenario where the candidate has completed all clinical trials necessary to move forward in the development process. To the extent that MCS-2 (API-1) is material to your current operations, please revise your table accordingly.
6. We note your response to comment 7 and your disclosures that API-1 is not currently available. Please limit your pipeline table to product candidates that are material to your current operations, as opposed to candidates you speculate you may be in a position to develop in the future. To the extent you are hoping to develop MCS-2 (API-1) in the
 Fu-Feng Kuo
FirstName  LastNameFu-Feng Kuo
Jyong Biotech Ltd.
Comapany
May        NameJyong Biotech Ltd.
     31, 2024
May 31,
Page 3 2024 Page 3
FirstName LastName
         future if the supply becomes available again, you may include a discussion of MCS-2
         (API-1) in the business section. Please note that if you do, you should include a discussion of the clinical trials that may have to be repeated and/or additional work that may be necessary to demonstrate the comparability between API-1 and API-2. Please also include a risk factor discussing your intentions to further develop MCS-2 (API-1) if API-1 becomes available to you again. The discussion should highlight the expenses related to developing this drug candidate, which would be largely redundant of MCS-2 (API-2) if it had been approved, and that any sales of MCS-2 (API-1) would likely be at the expense of sales of MCS-2 (API-2), assuming approval of both candidates.
7. We note your response to prior comment 6 and reissue in part. Your pipeline table indicates that you have completed Phase I and Phase II trials for MCS-2 (API-2) but you state that the FDA considers MCS-2 API-2 a new drug development program, that new
         Phase I PK and Phase III studies are required, and that you have only submitted a Phase I
         PK synopsis to the FDA on December 12, 2023 for review and comments. If true, please clarify that you have not completed the pharmacokinetic study using API-2 and shorten your arrow to properly reflect the status of MCS-2 (API-2). To the extent that that the
         FDA has agreed that it will not require a Phase II trial assuming successful completion of
         Phase I trial(s), we will not object to a visual representation that the Phase II has been completed once you have completed Phase I. However, we object to the current representation that you have completed Phases I and II, when neither has been completed.
8. In response to comment 10 you state that the supplier of API-1 withdrew their consent to reference their DMF due to lack of availability of API-1 but if the source were to become available again you may seek to use it as a source to further drug development of MCS-2 using API-1. Please expand the discussion to clarify that the withdrawal of the DMF complicated your attempt to demonstrate that API-1 and API-2 are comparable.
         Additionally, expand your discussion of your potential plans to use API-1 in later studies to clarify that you would be required to conduct additional Phase III trial(s) because your original Phase III trial in the US failed to show a difference between treatment groups for the primary efficacy endpoint in the intent-to-treat population.
Risk Factors
The U.S. FDA has concluded that one of our four Phase III trials failed..., page 23

9. In response to prior comment 14 you state that you plan to conduct two studies in the US in late 2024 that may take approximately one to two years and that the study budget cannot be determined at present and will need to be estimated after further comments from the US FDA. Please clarify in the risk factor that the one to two years and the study budget that you will need is in addition to what was originally allocated and is a result of failing Phase III trials and not having access to API-1 supplies.
10. Please include a separate risk factor discussing your dependence on suppliers of API and that the inability of a supplier to provide API-1 has led to further delays in the development of MCS-2. Your discussion should clarify the additional time and expense
 Fu-Feng Kuo
FirstName  LastNameFu-Feng Kuo
Jyong Biotech Ltd.
Comapany
May        NameJyong Biotech Ltd.
     31, 2024
May 31,
Page 4 2024 Page 4
FirstName LastName
         incurred as a result of having to replace API-1 and the potential consequences if API-2 were to become unavailable. Given that this is a separate risk, it should not be discussed as part of the risk related to the failed clinical trials.
Certain of our facilities were mortgaged. If the mortgagees enforce the mortgage..., page 40

11. We note your response to prior comment 16. Please state whether you are current on your mortgages secured by your properties.
Benign Prostatic Hyperplasia, page 101

12. We note your response to comment 19 and your revised disclosure indicating that you will further discuss business cooperation with the API-1 supplier within the next 5 years.
         Given the speculative nature of your plans with respect to the supplier of API-1, the current lack of convincing evidence about the comparability of API-1 and API-2, and the fact that API-2 has not yet undergone any clinical trials, please remove the table comparing BPH drugs to MCS-2 (API-1) from your disclosure.
Leverage differentiated approaches to advance our development of other candidates..., page 112

13. Please describe the serious adverse events and quantify the number of each type of event.
14. Please explain what you mean when you indicate you intend to "expedite our clinical development of PCP." How do you expedite the clinical development?
Our Drug Candidate
Clinical Data, page 115

15. We note your disclosure on pages 116 and 118 where you clarify that the data in Phase I and Phase III clinical studies pertains to clinical trials utilizing API-1. Please also disclose that you will be conducting new studies using API-2.
Phase III Clinical Studies, page 118

16. In response to prior comment 25 you state here and on page 123 that "[d]espite the pivotal
         Phase III clinical trial for MCS-2 (API-1) in the U.S. failing to demonstrate a difference between treatment groups for the primary efficacy endpoint in the intent-to-treat population, the remaining data still indicated that the overall results indicated that MCS-2
         (API-1) softgels could reduce the I-PSS total score." If true, please clarify that remaining data you are referring to is the two Phase III studies conducted in Taiwan and also include a discussion that the U.S. FDA has expressed concerns regarding the reproducibility of some of the reported efficacy results for Study MCS-2-TWN-a as you do on page 1.
17. We note your study completion dates table on page 120. Please include a short description that your MCS-2 (API-1) Phase III study in the US will need to be reproduced because it failed to show a difference between treatment groups for the primary efficacy endpoint in the intent-to-treat population.
 Fu-Feng Kuo
Jyong Biotech Ltd.
May 31, 2024
Page 5
18. We note your response to prior comment 26. Given your disclosure throughout your prospectus that the FDA determined your Phase III clinical trial in the U.S. failed to show a difference between the treatment groups for the primary efficacy endpoint in the intent-
         to-treat population, pooling the results masks the different outcomes from the two trials.
         Please amend to separately present the results of each of the Phase III trials completed.
19. You state on page 122 that due to the U.S. FDA's new statistical analysis standards issued in December 2016 you had to re-create your data to match the U.S. FDA's electronic submission gateway which resulted in a delay in your NDA submission in late 2021.
         Please clarify that that NDA was withdrawn and that you currently do not have an NDA on file with the FDA.
Suppliers, page 130

20. In response to prior comment 27 you state that you are currently evaluating two to three suppliers of API-2. Please include disclosure throughout your prospectus that you currently do not have an API-2 supplier and that in order to begin your additional Phase
         III and Phase I PK studies you will first need to identify a supplier of the raw materials needed to produce API-2.
Consolidated financial statements
Notes to Consolidated financial statements
Note 18. Subsequent Events, page F-27

21. Your response to prior comment 29 did not fully address our comment. Please provide us the accounting analysis we originally requested. At a minimum, please address the following:
           Your analysis should support your presentation of the land use rights now classified as Restricted Assets, and of all related activities reported in your financial statements as of December 31, 2023, in light of the legal developments you disclose and the guidance in ASC 855-10-55-1. Please include references to the paragraphs within the authoritative accounting literature you relied on that support your accounting and presentation.
           Tell us why Parent Company Only financial statements are not required to be presented in your filing. Refer to the guidance in Rules 5-04 and 12-04 of Regulation
            S-X and ASC 810-10-45-11.
           Please provide us supplementally in tabular form a condensed consolidating schedule for the holding company and its subsidiaries that disaggregates the operations and depicts the financial position, cash flows, and results of operations as of the same dates and for the same periods for which audited consolidated financial statements
FirstName LastNameFu-Feng         Kuo should present major line items,
subtotals and
            are required. The schedule
Comapany disaggregated
            NameJyong Biotech       Ltd.
                            intercompany    amounts, and investment in
subsidiaries. Clarify which
May 31, 2024linePage
                 items5 relate to the assets that are affected by the latest ruling in the litigation.
FirstName LastName
 Fu-Feng Kuo
FirstName  LastNameFu-Feng Kuo
Jyong Biotech Ltd.
Comapany
May        NameJyong Biotech Ltd.
     31, 2024
May 31,
Page 6 2024 Page 6
FirstName LastName
       Please contact Ibolya Ignat at 202-551-3636 or Mary Mast at 202-551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact
Doris Stacey Gama at 202-551-3188 or Suzanne Hayes at 202-551-3675 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Life
Sciences
cc:      Ross Carmel, Esq.